April 14, 2011

By U.S. Mail and Facsimile (303) 592-1510

Sachin Adarkar, Esq.
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Post-Effective Amendment No. 7 to Registration Statement on Form S-1
File No. 333-147019

Dear Mr. Adarkar:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us about any steps that Prosper has taken to re-evaluate the loss experience for each credit grade based upon loans of a more recent vintage and therefore to evaluate the validity of the expected loss rates disclosed in the prospectus and on your website. We note that losses on some prosper loan grades appear to be greater than the expected loss rates for the relevant classes.

About the Platform, page 1

2.   We note your response to our former comment 1 regarding the general solicitation; please tell us whether you have issued any warrants in connection with the offering.

3.   We note your response to our previous comment 5 and your supplemental appendix. However, we are unable to thoroughly assess the information in the graph provided. Please provide the same information presenting the cumulative net charge-offs as a % of originated loans rather than original loan amount. In addition, please provide the raw

data behind this graph (including the terms of the loans and current delinquency status). Lastly, please provide us with data and graphs showing the same information for loans originated during the 2005-2009 (pre-effective) and 2009-2010 (post-effective) period.

Prosper Score, page 53

4.   Revise this section to explain how each of the variables impacts the predicted loss rating discussed on the following page and the weights assigned to each.

5.   We note that the Prosper scoring system was evaluated against a set of loans originated from 2007 to 2008. Please tell us the extent to which you have reevaluated the effectiveness of your model based upon loans originated as of a more recent date. Based upon your response, please advise the staff how you concluded that the disclosure included in the prospectus and disclosed on your website continues to provide investors with a balanced picture of how a loan which has been given a particular rating will perform.

Historical Performance of Prosper Loans, page 58

6.   It appears that the loan delinquency presentation included in this section divides delinquencies by total loans outstanding rather than by loans of similar vintage. Please advise the staff how you concluded that this presentation provides an investor with a sufficiently balanced view of the losses experienced on the underlying notes, since your loan volume has increased during this period.

7.   Please tell us the difference between the amount listed as "defaulted" in the second paragraph under the chart on page 63 and the amount listed as "net defaulted." Please revise your disclosure based upon your response.

Participation in our platform, page 112

8.   The disclosure on page 112 shows that executive officers participating on the platform have experienced a delinquency rate that is less than half the average. Please tell us you account for this deviation.

        Closing Comments

        As appropriate, please revise your post effective amendment in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Staff Attorney

cc: Facsimile (202) 778-5500
        Keir Gumbs
        Covington & Burling LLP
        1201 Pennsylvania Avenue, NW
        Washington, DC 20004-2401